CERTILMAN BALIN ATTORNEYS	90 MERRICK AVENUE EAST MEADOW, NY 11554 PHONE: 516.296.7000 FAX: 516.296.7111 www.certilmanbalin.com

March 31, 2006

Via Edgar

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re:	NextPhase Wireless, Inc. Item 4.02 of Form 8-K Filed February 22, 2006 File No. 0-24595

Gentlemen:

At the request of NextPhase Wireless, Inc. (the “registrant”, “company” or “NextPhase”), we transmit this letter for filing.

The company believes that the information provided below is responsive to the staff’s comment letter dated February 24, 2006.

Accounting Comments:

1.  Comment.

We note in second paragraph that the incorrect entry to the cost of goods sold was discovered by the company’s financial staff in November 2005 and the staff promptly reported the error to the company’s management, who in turn reported it to the company’s board of directors and independent auditors. Please tell us why the company was unable to conclude until January 2006 or February 13, 2006 that the financial statements for the periods ended June 30, 2005 and September 30, 2005 should no longer be relied upon, due to the error.

Response.

NextPhase was unable to conclude until February 13, 2006 that the financial statements for the periods ended June 30, 2005 and September 30, 2005 should no longer relied upon due to the following:

•
The company initially discovered the error in early November 2005, as a result of improvements to its controls and procedures which were described in the company’s Current Report on Form 8-K, filed February 22, 2006, as it prepared its Quarterly Report on Form 10-QSB for the period ended September 30, 2006.

CERTILMAN BALIN
March 31, 2006

•
NextPhase generated its first revenues in the quarter ending December 31, 2004, after closing a Share Exchange Agreement with the shareholders of NextPhase Technologies, Inc., pursuant to which NextPhase Technologies, Inc. became a wholly-owned subsidiary of the company (then known as Edison Renewables, Inc. - OTCBB.ERNW.OB) in August 2004, and acquiring the assets of Buchanan LLC in November 2004.

•
After the closing of the Share Exchange Agreement, Paul Steo (the former Chief Executive Officer, President, Chief Financial Officer, Secretary and Treasurer of the company, then Edison Renewables, Inc.) continued to serve as a director of the company. In addition, Mr. Steo also continued to serve as Controller, on a contract basis. In that role, Mr. Steo was responsible for implementing and maintaining the company’s financial accounting system on QuickBooks.

•
Mr. Daniel Liebermann was hired as Vice President of Finance on May 15, 2005. Mr. Steo continued in his role as Controller until after the company’s Annual Report on Form 10-KSB for the year ended March 31, 2005 was filed on July 29, 2005. In the Form 10-KSB, the Company acknowledged in Part II, Item 8A that it did not have an adequate accounting staff in place and laid out the steps it planned to take to address this issue.

•
The company terminated Mr. Steo on August 1, 2005. A bookkeeper was hired on August 10, 2005 to maintain the financial accounting system. At that time, it was discovered that Mr. Steo had only been posting summary transactions directly to individual ledgers within the QuickBooks system, and that even those records were not fully up to date. The company immediately began a full review of existing financial processes and procedures, designing and implementing upgraded processes and procedures that were implemented over the next several months. Those processes and procedures are discussed in more detail in response to the Staff’s comment number 4 below.

•
The transaction that gave rise to the error was complex (a third party had financed the equipment that the company procured for a project with a municipal customer). This transaction was a small part of a much larger transaction with the third party, which had included a master leasing agreement and many other components. The details of the transaction are as follows:

s	The company began negotiations with Agility Solutions in early March 2005 to put a leasing facility in place to finance equipment needed to build out the company’s wireless network.

CERTILMAN BALIN
March 31, 2006

s
During the course of those negotiations, Agility Solutions also agreed to provide short term financing for a $140,000 equipment order for the City of Anaheim, California. As NextPhase did not have sufficient established credit limits, Agility indicated that it would agree to finance the equipment order on the company’s behalf, the payable would be assigned to Agility, and the City of Anaheim would pay Agility directly on Net 30 terms. Agility would then forward the balance remaining after Agility was repaid to NextPhase.

s
The financing agreement with Agility was executed on April 26, 2005, and Agility placed the order for equipment required by the City of Anaheim. Additional agreements relating to the financing agreement, such as the Master Lease, Lease Rider, Equipment Schedule, etc., did not get executed until June 6, 2005, because Agility continued to make additional demands as negotiations progressed. Subsequently, NextPhase learned that Agility had not ordered all of the equipment as promised, and it took until June 22, 2005 to resolve this.

•
On June 24, 2005, NextPhase learned that the City of Anaheim was late in paying the first of two invoices. There was confusion over who was responsible for collections on the account. Agility argued that NextPhase was responsible for collections because the City of Anaheim was its customer, whereas NextPhase’s position was that as the payable had been assigned to Agility, so Agility was responsible for collections. When the City of Anaheim did finally pay the invoice, the payment went directly to Agility Solutions, but that was never reflected in the company’s financial systems.

•
Concerns about how the City of Anaheim transaction had been accounted for were first raised in early November 2005, as the company’s new finance and accounting team (comprising of the Vice President, Finance and a contract certified public accountant with Chief Financial Officer and SEC reporting experience who was engaged on July 25, 2005) prepared the company’s Quarterly Report on Form 10-QSB for the period ended September 30, 2005.

•
On November 5, 2005, the company concluded an error had been made. Having determined this, the company’s finance and accounting team began investigating the ramifications, and what steps needed to be taken by the company to address the error. The contract CPA determined that the error needed to be disclosed in the Form 10-QSB and discussed the proposed resolution with NextPhase’s auditors, who agreed that this was the appropriate action to take. The error was disclosed in the Form 10-QSB filed on November 14, 2005 with the cost of goods and resultant net loss being restated in that report.

CERTILMAN BALIN
March 31, 2006

•
In January 2005, in preparing the company’s Quarterly Report on Form 10-QSB for the period ended December 31, 2005, the company’s finance and accounting team revisited this transaction to ensure that appropriate disclosures were made. They began a dialog with the Company’s auditors regarding the error. The auditors requested full information on the nature of the error, and the background on how it had happened. After discussions with the company’s auditors from February 10, 2005 to February 14, 2005, the company was advised by its auditors that the Company needed to disclose the error in the December 31, 2005 10QSB and file Form 8-K under item 4.02 reporting the matter. Through a miscommunication with its auditors, the Company believed this was sufficient to meet its obligations reporting the error, and a separate restatement of its June 30, 2005 and September 30, 2005 financial statements was not required. . After it filed its Form 10-QSB for the period ended December 31, 2005, the company filed a Current Report on Form 8-K to report this matter.

2.  Comment.

You indicate in second paragraph that error was due to a previously identified deficiency in the company’s internal controls resulting from an inadequate accounting and financial staffing. Please describe in detail the nature of the previously identified deficiency in the company’s internal controls and the facts and circumstances that resulted in the incorrect accounting entry.

Response.

In July 2005, we determined a number of material weaknesses, as follows:

•	Standardized business processes (i.e. Order Entry, Procurement, Billing, Collections, Financial Reporting) were not in place.

•	The company’s then controller was not recording the appropriate level of detail in the financial system of record. The controller was terminated on August 1, 2005.

•	A lack of adequate accounting staff, in both numbers and experience.

The incorrect entry arose under the following facts and circumstances:

•
The transaction that gave rise to the error was complex (a third party had financed the equipment that the company procured for a project with a municipal customer). This transaction was a small part of a much larger transaction with the third party, which had included a master leasing agreement and many other components.

The details of the transaction are as follows:

s	The company began negotiations with Agility Solutions in early March 2005 to put a leasing facility in place to finance equipment needed to build out the company’s wireless network.

CERTILMAN BALIN
March 31, 2006

s
During the course of those negotiations, Agility Solutions also agreed to provide short term financing for a $140,000 equipment order for the City of Anaheim, California. As NextPhase did not have sufficient established credit limits, Agility indicated that it would agree to finance the equipment order on the company’s behalf, the payable would be assigned to Agility, and the City of Anaheim would pay Agility directly on Net 30 terms. Agility would then forward the balance remaining after Agility was repaid to NextPhase.

s
The financing agreement with Agility was executed on April 26, 2005, and Agility placed the order for equipment required by the City of Anaheim. Additional agreements relating to the financing agreement, such as the Master Lease, Lease Rider, Equipment Schedule, etc., did not get executed until June 6, 2005, because Agility continued to make additional demands as negotiations progressed. Subsequently, NextPhase learned that Agility had not ordered all of the equipment as promised, and it took until June 22, 2005 to resolve this.

•
On June 24, 2005, NextPhase learned that the City of Anaheim was late in paying the first of two invoices. There was confusion over who was responsible for collections on the account. Agility argued that NextPhase was responsible for collections because the City of Anaheim was its customer, whereas NextPhase’s position was that as the payable had been assigned to Agility, so Agility was responsible for collections. When the City of Anaheim did finally pay the invoice, the payment went directly to Agility Solutions, but that was never reflected in the company’s financial systems.

3.  Comment.

Please tell us in detail how you determined that no restatement of the June 30, 2005 or September 30, 2005 financial statements were required. Also, provide us a brief description of the information provided by the auditors.

Response.

During the course of preparing the December 31, 2005 financial statements, the Company became aware of the errors affecting its previously filed June 30, 2005 and September 30, 2005 financial statements. The Company advised by its independent auditors that Form 8-K reporting the matter be filed under item 4.02 was required. Through a miscommunication with the Company’s auditors, the Company believed the disclosure of the restated financial information in our December 31, 2005 Form 10QSB and the filing of Form 8-K reporting the matter be filed under item 4.02 was sufficient to meet our filing obligations. The Company’s auditors have advised the Company that the June 30, 2005 and September 30, 2005 financial statements have to be restated to correct the error and amended Form 10 QSB’s be filed. The Company will prepare and file restated June 30, 2005 and September 30, 2005 financial statements on Forms 10QSB/A as soon as possible.

CERTILMAN BALIN
March 31, 2006

4.  Comment.

Please tell us if your certifying officers have considered the effect of the error on the adequacy of your disclosure controls and procedures as of the end of the period covered by your Forms 10-QSB for the periods ended June 30, 2005 and September 30, 2005.

Response.

The company advises that its certifying officers have considered the effect of the error on the adequacy of its disclosure controls and procedures as of the end of the period covered by its Quarterly Reports on Forms 10-QSB for the periods ended June 30, 2005 and September 30, 2005. In both those reports, the company disclosed in Part II, Item 3 that the company’s then current system and of disclosure controls and procedures were not effective because of internal control weaknesses identified in those reports. The company believes that the following steps that it has taken to address those weaknesses enabled the company to detect the error, and determine the appropriate steps to resolve it.

In May 2005, the company determined that it did not have adequate accounting staff in place and took steps to address this by hiring a Vice President of Finance on May 15, 2005, and engaging an independent CPA with extensive Chief Financial Officer level management and SEC reporting experience in public companies on July 25, 2005. Having significantly enhanced the company’s finance and accounting team, we then took the following steps:

•	The company conducted an internal audit of its existing financial processes and procedures, and based on its findings, terminated its then financial controller.

•	During the period August 2005 to November 2005, the company designed, implemented and upgraded processes and procedures for the following key business processes:

s	Order Entry;

s	Procurement;

s	Billing;

s	Collections; and

s	Financial Reporting.

CERTILMAN BALIN
March 31, 2006

•	On August 10, 2005, the company hired a full-time bookkeeper to provide controller functions for the company, and a part-time external CPA to oversee/supervise these activities.

Other Comments

The staff’s other comments are noted.

Enclosed is a written statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in their filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If there are further comments or questions, please contact the undersigned at (516) 296-7071 (fax: (516) 296-7111).

Very truly yours,

/s/ Gavin C. Grusd

Gavin C. Grusd

cc:	Robert Ford, Chief Executive Officer NextPhase Wireless, Inc

NEXTPHASE WIRELESS

March 31, 2006

Via Edgar

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re:	NextPhase Wireless, Inc. Item 4.02 of Form 8-K Filed on February 22, 2006 File Number 0-24595

Gentlemen:

Reference is made to the Current Report on Form 8-K of NextPhase Wireless, Inc. (the “Company”) filed on February 22, 2006 and the staff’s letter dated February 24, 2006 to the Company relating to that report.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in their filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

NEXTPHASE WIRELESS, INC.

By: /S/ Robert Ford
Robert Ford,
Chief Executive Officer

300 S. HARBOR BOULEVARD. SUITE 500. ANAHEIM, CA 92805
PHONE (714) 765-0010. FAX (714) 765-0015
TOLL FREE (800) 748-5548. WWW.NPWIRELESS.COM